The Human Array

INVEST IN **THE HUMAN ARRAY**

Making holistic health foundational by building the most trusted hub

thehumanarray.com Needham, MA









Highlights

1. Holistic health platform — helping people find the next right step on their health journey.

2. 82% prioritize wellness. We bring clarity and ease to a complex and fragmented market.

3. In a $6.3T industry, we're the first to match you with whole-person health support in this way.

4   AI matching meets human-centered design to guide, not overwhelm, every step of the journey.

5   People don't need more options — they need the right next step. We make it easy to take action.

6   Wellness-minded people seeking one trusted place to find their next step with less noise.

7   Decades of experience in wellness, business, and tech — building what we wish we had.

8   Founder helped build brands & platforms thousands trust — now reshaping the wellness industry.

Featured Investor



Kate Smith
Syndicate Lead

Follow

Invested $5,000

"The escalating mental health crisis, especially among younger generations, is a significant societal challenge that current solutions struggle to address. What if technology—often seen as a contributor to disconnection—became the platform for a convenient, accessible, and structured pathway to wellbeing? This powerful insight ignited my passion for The Human Array. I believe its innovative approach will not only provide much-needed connection in a fragmented landscape but also capitalize on a substantial, and currently unmet, market demand for an effective and lasting business solution. My decision to become a lead investor was profoundly influenced by Carrie Allen, the Founder & Visionary behind The Human Array. Having collaborated with Carrie on multiple early-stage ventures, starting with her transformative membership work at Zipcar, I've witnessed firsthand her exceptional blend of strategic thinking, product leadership, and startup agility. Carrie possesses the rare combination of business acumen to drive profitable growth, the authentic vision and determination to build a sustainable platform for all stakeholders, and the personal character to lead with passion and inspiration. The unique value proposition of The Human Array lies in its innovative use of technology to create a currently nonexistent, easy-to-use platform for wellbeing. By transforming the very tools that contribute to anxiety into instruments of connection and healing, The Human Array is poised to offer an unparalleled level of convenience and effectiveness. Early beta tests confirm this: the approach unlocks deep value for its community by directly addressing a critical unmet need with a scalable, forward-thinking platform. Additionally, The Human Array business is well-positioned for current and long term success with a business model that offers multiple paths for growth and a large, expanding total addressable market. I ask myself, "How has no one thought of this yet?" and then realize that now is precisely the right moment for The Human Array to exit beta and scale up. I am thrilled to be the lead investor in The Human Array, doing my part to equip Carrie and her team to realize its vision."

Our Team



Carrie Allen Founder and CEO

Her own path, from career burnout to family health crises, became the spark for The Human Array. Today, she creates spaces where authenticity thrives, sovereignty is honored, and the wisdom encoded in our bones helps to shape the next 100 years.



Amanda Johnson Catalyst Concierge

Heart-led. Grounded. Intuitive. A trauma-informed, somatically trained coach with an MBA and a background in marketing, she blends nervous system wisdom and intuitive energy work to guide others toward lives and businesses rooted in truth.



Jeannette Detwiler Design

Brand alchemist. Dream builder. Creative soul. Jeannette brings soul and strategy to branding and web design for visionaries building businesses that matter. Flowing from pixels to her art studio, her work is equal parts beauty, clarity, and heart.



Kristina Matthews Marketing

Coach. Consultant. Handstand enthusiast. A diagnosis of Lupus led Kristina to reimagine what health, career, and success could look like. Blending hard-won wisdom, a coaching certification, and consulting experience, she is catalyst for alignment.



Katie Hussong Copy & Content

Soulful wordsmith. Lifelong learner. Nature devotee. A copywriter for conscious brands and a student of living well and leading with heart, Katies brings experience in healthcare, education, and over a decade in wellness.

The Revolution Happening Around Kitchen Tables

 *The* **Human Array**

At 3 AM, Jess couldn't sleep. *Again.*

The prescription bottle sat on her nightstand, but something inside her whispered 'there has to be another way.' Across town, Marcus was googling 'natural anxiety relief' for the hundredth time, drowning in conflicting information. Meanwhile, Elena, a gifted herbalist, was working alone in her studio, knowing she could help thousands but reaching only a few.

This is the story repeating itself in millions of homes.

Ancient wisdom scattered. Healers isolated. People desperate for connection settling for quick fixes



We are in a disconnection crisis

disconnection crisis

**From others. From self. From meaning.
From the wisdom to reconnect.**


Retreats
Niche Courses
Specialized practitioners
Meditation apps
Health trackers
Life Coaches
ChatGPT
Career Coaches
TikTok
Therapy
Influencers
Apps
Health Coaches
Experts
Spiritual Teachers

50%
of Americans report measurable loneliness

6 in 10
adults have at least one chronic disease

76%
of employees report experiencing burnout

The revolution that could change everything is happening around kitchen tables, but it's happening in whispers.

What if we could turn whispers into a roar?

When the System Breaks, the Heretics Rise

Our founder Carrie has lived this broken system from every angle. Twenty years building teams, watching brilliant people burn out in conventional wellness programs that treated symptoms, not souls. Systems and parts,

instead of the whole. She watched her own community of practitioners, coaches, healers, and guides working alone, each discovering the same truths in *isolation.*

But here's what she noticed: When these healers finally connected, magic happened.



A nutritionist would share a breakthrough with an energy worker. A meditation teacher would collaborate with a movement coach. Suddenly, people weren't just getting better.

They were transforming.

The heresy became clear one morning over coffee: What if the next healthcare revolution isn't happening in hospitals, but in our communities?

What if healing isn't about fixing what's broken, but about remembering what's whole?

whole?


Technology as a Healing Partner, Not a Replacement for Human Wisdom

Here's our beautiful heresy: We believe technology should amplify human wisdom, not replace it. Every AI feature we build is designed to connect you to the human who has walked your path. Every algorithm asks: Does this bring people together or drive them apart?


The Hub for Holistic Health and Wellness
Knowledge and connection in one place
Wellbeing Concierge
Wellbeing Concierge 6:25pm
Hi Carrie! I'd be happy to help you with that. Can you tell me more about what h
challenging for your family?
6:27pm
I can imagine that is tough. Teaching our kids skills we haven't yet developed ourselves is a tall order.
Technology to amplify human potential
Carrie Allen 6:28pm


That would be amazing! Just knowing there
to tears.
Wellbeing Concierge 6:28pm
It is my pleasure!
Wellbeing Concierge 6:34pm
The Marketplace
Daily Practices & Circles
Meditations & Audio Resources
Guides & Workbooks
Workshops & Masterclasses

Picture this: You're struggling with anxiety. Instead of getting lost in endless Google searches, our AI learns your story and connects you directly to Emily, who overcame the same challenge. Not a chatbot. Not a generic program. A real human with real experience who gets it.


Personalized Wellbeing Ecosystem: Built for Transformation
Intelligent Matching
The Wellbeing Concierge™
AI-powered recommendation engine connecting seekers with practitioners who offer complementary expertise
Dynamic Engagement
Community Interface
Transformation doesn't happen alone. Connecting members to amplify individual potential
Structured Journey
Mountain Methodology
The framework that guides all members through personal and business transformation

We're not building another app. We're building a tribe of tribes. Leaders who

collaborate instead of compete, who share knowledge instead of hoarding it, who believe that everyone deserves access to the wisdom that could *transform their life.*

One connection at a time.

Market Size and Potential

Target Market	Total Addressable Market (TAM)	Growth Potential
$90B	**$9T**	**8.6%**
Corporate wellness market by 2030	Global wellness economy convergence by 2028	CAGR Outpacing GDP growth by 3x



THE TIME IS NOW.

The knowing is spreading.

People are remembering what their bodies already know. The broken system has made the alternative undeniable. We're not making holistic health mainstream. We're revealing that it always was.

It's foundational, not fringe.



The Value is Already Catching On

March 2024
Recruited Catalysts

September 2024
It's Time Doc Partnership

January 2025
Launched Alpha Wellbeing Concierge

February 2025
Launched Wellbeing Consult

May 2025
Launched The Marketplace

June 2024
1st Paying Catalyst

October 2024
Announced Wellbeing Concierge Vision

April 2025
Launched Wellbeing Compass Quiz

March 2025
Defined matching methodology

Customer Growth So Far

235%
YOY Member Growth

42%
YOY Catalyst Growth

28%
YOY Revenue Growth

We know there's a **REAL** and urgent need for this kind of offering – because we've lived the challenges, both as seekers and practitioners.



How We Create Financial Flow

What does real growth look like?

We're building and scaling to bring "holistic" out of hiding and bring people the personal growth and transformation they are looking for. It's a real revolution of our established systems.

Kitchen table conversations need technology to reach the masses. Ancient wisdom needs modern tools to break through the noise.

Revenue Model

4 Primary Streams
Reduces risk & enables market pivots

Corporate Foundation
Scalable B2B with predictable ARR

Network Effects
Community-powered compounding returns

Pricing Strategy

Individual Journey
$77-2,222 range
Pricing scales with transformation depth

Corporate Advantage
$180/employee/year base tier
Competitive enterprise positioning

Practitioner Investment
$234-666/year
Creates quality & commitment

They also need vision, courage, builders, supporters, funding, infrastructure, and a committed circle of people who BELIEVE.

What the investment funds:
Building and scaling innovative tech for wellbeing

Key Investments

- AI Wellbeing Concierge interface development
- Technology lead (AI specialist)
- Marketing & Acquisition
- Marketing specialist



Technology Development 23%

Marketing 40%

Team Expansion 30%

Platform & Operations 7%

Go-to-Market Strategy



Practitioners

Corporate

Direct-to-Consumer

Partnerships

Foundation
Expert Network First
Curated practitioners to ensure quality through investment

Growth Engine
Corporate → Consumer
Expert network enables B2B sales, then D2C expansion

Strategic Partnerships
Aligned Growth
Partners accelerate both sides of marketplace

Our Team

Those who have lived the disconnection are building the better way



FOUNDER & VISIONARY
Carrie Allen



CATALYST CONCIERGE
Amanda Johnson



COPYWRITING
Katie Hussong



MARKETING
Kristina Matthews



DESIGN
Jeannette Detwiler

Join us in this beautiful heresy.

Not just as an investor, but as a co-conspirator in the kitchen table revolution.

<u>Join us</u>



New me reporting to my wellness concierge. I can't thank you enough for the support. This felt very very doable and something I can implement. I have been doing the exercise 3 times a day and just put the book in my cart to order. The meditation is also so amazing!"

 – Gabi O.



I just listened to your recommendations and you are so spot-on in where I am in my journey and what I am seeking. These recs are *exactly what I've been looking for*! So to have a trusted source recommend trusted practitioners to help guide me means the world. I can't wait to begin working through these recs!"

 – Melissa K.



Just got off with Amanda! Love her!!! You were so right! She's incredible! I feel like I'm in exactly the right place!!! I feel like Amanda is going to help me with systems, my page, my presence, Zenathon and my private practice!! I am flying high!!! So grateful for THA THANK YOU!!!"

 – Sonya M.



THA's approach to supporting practitioners is much more holistic than simply income targets, business system building and scaling. It respects individual uniqueness and the power of co-creation. After being burned from traditional business coaching, I found the oasis here in community.

 – Shuang-Min C.





Join us in the
human revolution

-Carrie